CUSIP NO. 828820 10 0	13G/A	Page 1 of 9 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SimpleTech, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

828820 10 0 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Mike Moshayedi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

352,000 (1)
6 SHARED VOTING POWER

6,790,996 (2)
7 SOLE DISPOSITIVE POWER

352,000 (1)
8 SHARED DISPOSITIVE POWER

6,790,996 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,142,996 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☒

See note 2 below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.6%*
12	TYPE OF REPORTING PERSON (See Instructions)

IN

Page 2 of 9 pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Parto Moshayedi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

9,000
6 SHARED VOTING POWER

6,790,996 (3)
7 SOLE DISPOSITIVE POWER

9,000
8 SHARED DISPOSITIVE POWER

6,790,996 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,799,996 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☒

See note 3 below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.0%*
12	TYPE OF REPORTING PERSON (See Instructions)

IN

Page 3 of 9 pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

M. and P. Moshayedi Revocable Trust, dated 12/30/96
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

6,790,996
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

6,790,996
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,790,996
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.0%*
12	TYPE OF REPORTING PERSON (See Instructions)

OO

Page 4 of 9 pages

Item 1	(a)	Name of Issuer:

SimpleTech, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

3001 Daimler Street Santa Ana, California 92705-5812

Item 2	(a)	Name of Person Filing:

Mike Moshayedi Parto Moshayedi M. and P. Moshayedi Revocable Trust, dated 12/30/96

Item 2	(b)	Address of Principal Business Offices or, if none, Residence:

3001 Daimler Street Santa Ana, California 92705-5812

Item 2	(c)	Citizenship

Mike Moshayedi – United States Parto Moshayedi – United States M. and P. Moshayedi Revocable Trust, dated 12/30/96 – California

Item 2	(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2	(e)	CUSIP Number:

828820 10 0

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

Mike Moshayedi (1)(2) – 7,142,996 Parto Moshayedi (3) – 6,799,996 M. and P. Moshayedi Revocable Trust, dated 12/30/96 – 6,790,996

	(b)	Percent of Class: %

Mike Moshayedi (1)(2) – 14.6%* Parto Moshayedi (3) – 14.0%* M. and P. Moshayedi Revocable Trust, dated 12/30/96 – 14.0%*

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

Mike Moshayedi (1) – 352,000 Parto Moshayedi – 9,000 M. and P. Moshayedi Revocable Trust, dated 12/30/96 – 6,790,996

(ii) shared power to vote or to direct the vote:

Mike Moshayedi (2) – 6,790,996

Page 5 of 9 pages

Parto Moshayedi (3) – 6,790,996 M. and P. Moshayedi Revocable Trust, dated 12/30/96 - 0

(iii) sole power to dispose or to direct the disposition of:

Mike Moshayedi (1) – 352,000 Parto Moshayedi – 9,000 M. and P. Moshayedi Revocable Trust, dated 12/30/96 – 6,790,996

(iv) shared power to dispose or to direct the disposition of:

Mike Moshayedi (2) – 6,790,996 Parto Moshayedi (3) – 6,790,996 M. and P. Moshayedi Revocable Trust, dated 12/30/96 - 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

See Exhibit B.

Item 10.	Certification.

Not Applicable.
*	Calculated based on 48,677,834 shares of the Issuer’s common stock outstanding as of December 31, 2006. Pursuant to Rule 13d-3 promulgated under the Act, certain securities convertible into, or exchangeable for, shares of common stock, may be deemed to be shares of common stock for purposes of determining beneficial ownership. Pursuant to Rule 13d-3 promulgated under the Act, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have “beneficial ownership” of any security that such person has a right to acquire within 60 days after such date. For purposes of calculating the ownership percentage of the Reporting Persons, any securities that any person other than such Reporting Person has the right to acquire within 60 days of such date are not deemed to be outstanding.
(1)	Includes 350,000 shares of common stock subject to options, all of which are exercisable as of December 31, 2006.
(2)	Included in the number of shares Mike Moshayedi beneficially owns are 6,790,996 shares held by Mike Moshayedi & Parto Moshayedi, as trustees for the M. and P. Moshayedi Revocable Trust, dated 12/30/96 for the benefit of Mike and Parto Moshayedi’s family. Does not include 9,000 shares held by Mike Moshayedi’s spouse. Mike Moshayedi has shared voting and dispositive power with respect to the shares held by the M. and P. Moshayedi Revocable Trust. Mike Moshayedi has no power to vote or direct the vote or dispose or direct the disposition of any shares of common stock held by his spouse. Mike Moshayedi disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by the M. and P. Moshayedi Revocable Trust and his spouse and the filing of this Schedule 13G/A shall not be construed as an admission that Mike Moshayedi is, for purposes of Section 13(d) or 13(g) of the Act the beneficial owner of such shares.
(3)

Included in the number of shares Parto Moshayedi beneficially owns are 6,790,996 shares held by Mike Moshayedi & Parto Moshayedi, as trustees for the M. and P. Moshayedi Revocable Trust, dated 12/30/96 for the benefit of Mike and Parto Moshayedi’s family. Does not include 352,000 shares held by Parto Moshayedi’s spouse, of which 350,000 shares are subject to options, all of which are exercisable as of December 31, 2006. Parto Moshayedi has shared voting and dispositive power with respect to the shares

Page 6 of 9 pages

held by the M. and P. Moshayedi Revocable Trust. Parto Moshayedi has no power to vote or direct the vote or dispose or direct the disposition of any shares of common stock held by her spouse. Parto Moshayedi disclaims beneficial ownership, except to the extent of her pecuniary interest therein, if any, of the shares held by the M. and P. Moshayedi Revocable Trust and her spouse and the filing of this Schedule 13G/A shall not be construed as an admission that Parto Moshayedi is, for purposes of Section 13(d) or 13(g) of the Act the beneficial owner of such shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date:

/s/ Mike Moshayedi
Mike Moshayedi

/s/ Parto Moshayedi
Parto Moshayedi

M. AND P. MOSHAYEDI REVOCABLE TRUST, DATED 12/30/96

/s/ Mike Moshayedi
Mike Moshayedi, Co-Trustee

/s/ Parto Moshayedi
Parto Moshayedi, Co-Trustee

Page 7 of 9 pages

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G/A

The undersigned and each other person executing this joint filing agreement (the “Agreement’) agree as follows:

(1) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G/A to which this Exhibit is attached and such Schedule 13G/A is filed on behalf of the undersigned and each other person executing this Agreement; and

(2) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Date: February 14, 2007	Signature:	/s/ Mike Moshayedi
	Name:	Mike Moshayedi

	Signature:	/s/ Parto Moshayedi
	Name:	Parto Moshayedi

M. AND P. MOSHAYEDI REVOCABLE TRUST, DATED 12/30/96

	Signature:	/s/ Mike Moshayedi
	Name:	Mike Moshayedi
	Title:	Co-Trustee

	Signature:	/s/ Parto Moshayedi
	Name:	Parto Moshayedi
	Title:	Co-Trustee

Page 8 of 9 pages

Exhibit B

Notice of Dissolution of Group

Each of the Reporting Persons had a non-binding understanding with Manouch Moshayedi, the M. and S. Moshayedi Revocable Trust, dated 11/16/95, Mark Moshayedi, Semira Moshayedi and the M. and S. Moshayedi Revocable Trust, dated 9/25/98 (together with the Reporting Persons, the “Shareholders”) that at any shareholders meeting of SimpleTech, Inc. (the “Issuer”) where action is to be taken with respect to the election of directors, each Shareholder agreed to cause the shares of the Issuer’s common stock such Shareholder beneficially owns to be voted in favor of the election of Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi as directors of the Issuer. Based on the non-binding understanding described above, the Reporting Persons may have been deemed to be members of a “group” within the meaning of Rule 13d-5(b)(1) of the Act. Effective as of February 9, 2007, the group formed by such non-binding understanding was dissolved. All further transactions with respect to such shares of the Issuer will be filed, if required, by the former members of the group in their individual capacity.

Page 9 of 9 pages